

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2023

Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik, Potgieter Road
Weltevreden Park, 1709
South Africa

> **Re: Sibanye Stillwater Limited**
> **Form 20-F for the Fiscal Year ended December 31, 2022**
> **Filed April 24, 2023**
> **File No. 333-234096**

Dear Charl Keyter:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Energy & Transportation